Exhibit 16.1

August 10, 2006

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549

Re:    Change in Accountants

Dear Ladies and Gentlemen:

We were previously principal accountants for Virtual Radiologic Corporation (previously known as Virtual Radiologic Consultants, Inc.), a Delaware corporation (the “Company”), and reported on the financial statements of the Company for the years ended December 31, 2003 and 2004. We have read the section under the caption “Changes in Certifying Accountants” of the Registration Statement on Form S-1 and in the related prospectus of the Company, and we agree with such statements in the first paragraph thereunder. We have no basis on which to agree or disagree with the statements made in the second paragraph.

Sincerely,

Schechter Dokken Kanter

    Andrews & Selcer Ltd

/s/ Charles Selcer

Charles Selcer, CPA

Shareholder

CS:klv

cc:    Mark Marlow, Virtual Radiologic Corporation